ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(UNAUDITED)

These interim consolidated financial statements for Adira Energy Ltd. have been prepared by the management of the Company in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles are set out in the September 30, 2010 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Interim Consolidated Balance Sheets
As of December 31, 2010
(Expressed in United States Dollars)
(Unaudited)

	December 31,	September 30,
	2010	2010
Assets	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$8,690,021	$357,560
Restricted cash (note 3 and 9)	1,006,288	-
Accounts receivable (note 4(c))	7,625,008	553,225
Prepaid expenses and consumables	607,474	459,126
Total Current Assets	17,928,791	1,369,911

Property and equipment (note 4(a) and 4(b))	434,434	416,987
Total Assets	$18,363,225	$1,786,898

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities (note 4(c))	$7,783,792	$568,912
Total Current and Long-Term Liabilities	7,783,792	568,912

Minority interest (note 1 and 4(c))	(37,817)	-

Shareholders’ Equity
Share capital (note 6)	8,833,096	3,478,894
Warrants (note 6(d))	4,720,416	-
Contributed surplus (note 6(e))	1,344,155	1,140,812
Deficit	(4,280,417)	(3,401,720)
Total Shareholders’ Equity	10,617,250	1,217,987
Total Liabilities, Minority Interest and Shareholders’ Equity	$18,363,225	$1,786,898

Nature of Operations, Basis of Presentation and Going Concern (note 1)
Commitments (note 7)
Subsequent Events (note 9)

See notes to interim consolidated financial statements.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

	For the three month periods ended
	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
Revenue
Management, operator and consulting fees	$1,167,291	$25,530
Expenses
Share-based compensation (note 6(e))	203,343	-
Exploration expenses (note 4)	1,436,949	57,786
Operating expenses	432,830	335,448
Foreign exchange loss (gain)	(2,793)	16
Amortization	10,397	8,300
Total expenses	2,080,726	401,550
Loss before other items	(913,435)	(376,020)
Interest income	-	229
Income taxes	(3,079)	-
Net loss and comprehensive loss before minority interest
	(916,514)	(375,791)
Minority interest (note 4(c))	37,817	-
Net loss and comprehensive loss for the period	(878,697)	(375,791)

Deficit, beginning of period	(3,401,720)	(1,368,625)
Deficit, end of period	$(4,280,417)	$(1,744,416)

Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of common shares outstanding, Shares outstanding, basic diluted	74,425,715	62,640,001

See notes to interim consolidated financial statements.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Interim Consolidated Statements of Cash Flow
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

	For the three month periods ended
	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
Operating Activities
Net loss for the period before minority interest	$(916,514)	$(375,791)
Non-cash items	-	-
Share-based compensation expense	203,343	-
Amortization	10,397	8,300
	(702,774)	(367,491)

Changes in non-cash working capital
Accounts receivable	(7,071,783)	(20,653)
Prepaid expenses and consumables	(148,348)	(4,564)
Accounts payable and accrued liabilities	7,214,880	-
Due to Gabriella venture	-	44,647
Cash used in operating activities	(708,025)	(348,061)

Investing Activities
Increase in restricted cash	(1,006,288)	-
Property, plant and equipment, net	(27,844)	37,667
Cash provided by investing activities	(1,034,132)	37,667

Financing Activities
Net proceeds from the issuance of common shares and warrants (note 6)
	10,074,618	-
Cash provided by financing activities	10,074,618	-
Increase (decrease) in cash and cash equivalents	8,332,461	(310,396)
Cash and cash equivalents, beginning of period	357,560	2,354,628
Cash and cash equivalents, end of period	$8,690,021	$2,044,232

Supplemental cash flow information
Interest paid	$-	$250
Income taxes paid	$-	$-
Warrants issued to agents as compensation for services provided	$458,000	$-

See notes to interim consolidated financial statements.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

1.	Nature of Operations, Basis of Presentation and Going Concern

Adira Energy Ltd (“Adira” or “the Company”) is an oil and gas early-stage exploration company. The Company has been granted four petroleum licenses.

Through the Company's wholly owned subsidiary, Adira Energy Holdings Corp. and its wholly owned subsidiary Adira Energy Israel Limited the Company has been granted three petroleum licenses consisting of one onshore petroleum license, the “Eitan License No. 356” (“Eitan”) and two offshore licenses being the “Gabriella License No. 378” (“Gabriella”), the “Yitzhak License No. 380” (“Yitzhak”). In addition, the Company owns the “Samuel License No. 388” (“Samuel”) through the Company's other wholly owned subsidiary, Adira Oil Technologies Limited (“AOT”), and the Company's 60% owned subsidiary, Adira Geo- Global Limited (“AGG”) (Gabriella, Yitzhak and Samuel - collectively the “Offshore Licenses”).

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any significant revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than amounts recorded on the interim consolidated balance sheet. These interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Management has prepared the unaudited interim consolidated financial statements of the Company in US dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2010 and the notes thereto. Accounting policies followed in the preparation of the annual consolidated financial statements are consistent with those used in the preparation of the December 31, 2010 interim consolidated financial statements.

3.	Restricted cash

Restricted cash includes restricted cash held by financial institutions as guarantees.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

4.	Property and Equipment

(a) As of December 31, 2010:

		Accumulated	Net book
	Cost	amortization	value

Furniture, equipment and other (*)	$426,697	$11,619	$415,078
Oil and gas properties	19,356	-	19,356
Balance, December 31, 2010	$446,053	$11,619	$434,434

(b) As of September 30, 2010:

		Accumulated	Net book
	Cost	amortization	value

Furniture, equipment and other	$398,853	$1,222	$397,631
Oil and gas properties	19,356	-	19,356
Balance, September 30, 2010	$418,209	$1,222	$416,987

(*)During the three months ended December 31, 2010, the Company purchased furniture and equipment in the amount of $27,844, which comprises primarily of computer and furniture for the Israeli office.

(c) Oil and Gas Licenses

As the operator, Adira is responsible for contracting and paying all of the suppliers who render service to the licenses. Separately, Adira collects payment from the licenses in respect of these amounts. Included in accounts payable as of December 31, 2010 is $6,959,590 payable to suppliers and included in accounts receivable is $6,683,940 receivable from the Offshore Licenses in respect of the services provided. Adira does not have the legal right to offset these amounts; accordingly the amounts are presented on a gross basis.

The following is a description of activities on these licenses for the three month period ended December 31, 2010:

(i) Eitan

Following receipt of the Israel Lands Authority (“ILA”) approval in September 2010, a contract was entered into between the Company and ILA on October 7, 2010 and the Company made the required statutory payment and posted a restoration bond. The Company has now fulfilled all requirements regarding the ILA approval and all other approvals required under the Kibbutz Agreement which have been obtained. The Company commenced its drilling work program in December 2010.

(ii) Gabriella

In November 2010, the Gabriella Project received $3,518,871 and $754,416 from MELP and Brownstone, respectively, in respect of the second cash call.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

4.	Property and Equipment (continued)

(c) Oil and Gas Licenses (continued)

 (iii) Yitzhak

In November and December 2010, the Yitzhak license received $131,095 and $1,106,453 from Brownstone and Adira, respectively, in respect of the first cash call.

The Company’s proportionate share of the Yitzhak license as of December 31, 2010 and for the three month period then ended are included in the Company’s interim consolidated financial statements and are as follows:

As of
December 31,
2010

Cash	$576
Restricted cash - Letter of credit in respect of a supplier	940,530
Account payable	(623,734)
Net assets	$317,372

	For the three month periods
	ended December 31,
	2010	2009
	(Unaudited)	(Unaudited)

Exploration expenses	$1,028,209	$-

(iv) Samuel

On November 2010, the Samuel License received a total of $3,851,625 from the partners in the Samuel licence in proportion to each participated percentage holdings.

The Company’s proportionate share of the Samuel license as of December 31, 2010 and for the three month period then ended are included in the Company’s interim consolidated financial statements and are as follows:

As of December 31,
2010

Cash	$2,406,082
Account payable	(134,105)
Net assets	$2,271,977

	For the three month periods
	ended December 31,
	2010	2009
	(Unaudited)	(Unaudited)

Exploration expenses	$134,105	$-

In addition, the Company has recorded a minority interest of $37,817 to reflect the minority shareholding in AGG.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

5.	Related Party Transactions

During the three month period ended December 31, 2010, the Company incurred the following transactions with related parties:

·	$71,145 in consulting fees and operating expenses to individuals that are directors and officers of the Company or to private companies which are controlled by such directors or officers of the Company (2009 - $83,500);

·	$149,349 in technical consulting fees to directors and officers of the Company or to companies controlled by such directors and officers (2009 - $40,600).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	Share Capital

(a) Authorized

Unlimited number of common shares without nominal or per value.

(b) Issued and outstanding common shares:

	Number of
	Shares	Amount

Balance as of September 30, 2010	62,640,001	$3,478,894
Shares issued in private placement	27,500,000	11,000,000
Fair value assigned to warrants issued		(4,696,000)
Fair value assigned to broker warrants issued		(458,000)
Share issue costs		(491,798)
Balance as of December 31, 2010	90,140,001	$8,833,096

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts (‘Receipts’) for gross proceeds of $11,000,000. On December 3, 2010, the Receipts were converted into 27,500,000 common shares at $0.40 per share and 13,750,000 common share purchase warrants (“Warrants”) with an exercise price of $0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued with an exercise price of $0.40.

Following the conversion, the Company had 90,140,001 common shares outstanding and 19,558,145 warrants outstanding.

On December 2, 2010, the common shares of the Company commenced trading on the TSX Venture Exchange (the “TSX-V”) under the trading symbol “ADL”.

28,233,745 common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

6.	Share Capital (continued)

(c) Stock Option Plan

The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company’s Board of Directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has seven categories of stock options that have different vesting periods:

(i)	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

(ii)	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

(iii)	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(iv)

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

(v)	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vi)	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

(vii)	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

(viii)	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

A summary of the stock option plan and changes during the three month period ended December 31, 2010 was as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, September 30, 2009	5,659,000	$0.39
Options granted	-
Options cancelled	-
Balance, December 31, 2010	5,659,000	$0.39

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

6.	Share Capital (continued)

(c) Stock Option Plan (continued)

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2010:

						Average
Stock				Number of	Number of	Remaining
Option		Grant Date	Exercise	Options	Options	Contractual
Type	Expiry Date	Fair Value	Price	Outstanding	Exercisable	Life
Type A	August 20, 2014	$ 0.30	$ 0.25	1,263,000	789,375	3.64
Type B	August 20, 2014	$ 0.30	$ 0.25	746,000	317,050	3.64
Type C	August 20, 2014	$ 0.30	$ 0.25	1,055,000	209,375	3.64
Type A	September 23, 2014	$ 0.23	$ 0.25	150,000	93,750	3.73
Type D	September 23, 2014	$ 0.23	$ 0.25	250,000	156,250	3.73
Type E	January 27, 2015	$ 0.55	$ 0.60	1,125,000	421,875	4.08
Type F	January 27, 2015	$ 0.55	$ 0.60	45,000	8,438	4.08
Type G	January 27, 2015	$ 0.55	$ 0.60	100,000	25,500	4.08
Type H	July 22, 2015	$ 0.23	$ 0.60	925,000	231,250	4.56
				5,659,000	2,252,863

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

(d) Share purchase warrants

As of December 31, 2010 and September 30, 2010, the Company had share purchase warrants outstanding entitling the holders to acquire common shares as follows:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, September 30, 2010	4,500,770	$ 0.47
Issued	15,057,375	$ 0.54
Balance, December 31, 2010	19,558,145	$ 0.52

The following tables summarized information about warrants and broker warrants outstanding as of December 31, 2010:

		Grant Date	Exercise	Number of
Issue Date	Expiry Date	Fair Value	Price	Warrants
August 4, 2009	August 4, 2011	$0.25	$ 0.50	4,000,000
August 4, 2009	August 4, 2011	$0.25	$ 0.25	500,770
December 3, 2010	December 3, 2013	$0.34	$ 0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$ 0.40	1,307,375
				19,558,145

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

6.	Share Capital (continued)

(d) Share purchase warrants (continued)

For the purposes of the estimation of fair value of the warrants issued during the period, the following weighted average assumptions were used:

Risk-free interest rate	2.48%
Expected life	3 years
Expected stock price volatility	175%
Expected dividend yield	0.00%

Fair Value per warrant granted on December 3, 2010 at an exercise price of $0.55 - $ 0.34
Fair Value per warrant granted on December 3, 2010 at an exercise price of $0.40 - $ 0.35

(e) Contributed surplus

Balance, September 30, 2010	$1,140,812
Stock-based compensation	203,343

Balance, December 31, 2010	$1,344,155

Stock options previously granted and vested during the three months ended December 31, 2010 in the amount of $203,343 have been expensed as share-based compensation in the Statement of operations, comprehensive loss and deficit.

7.	Commitments

The Company and Adira Energy Israeli Services Ltd. each signed agreements for lease of the offices in Toronto, Canada and Ramat-Gan, Israel, respectively, for periods through 2014. The total minimum future non-cancellable lease payments under the above-mentioned lease agreements amount to approximately $52,000 and $445,000, respectively.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

8.	Segmented Information

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. The geographical segmentation of the Company’s income and net assets is as follows: Three months ended December 31, 2010

	Canada	Israel	Total

Management, operator and consulting fees	$-	$1,167,291	$1,167,291

Cash and cash equivalents	$6,264,001	$2,426,020	$8,690,021
Restricted Cash	-	1,006,288	1,006,288
Property and equipment	-	434,434	434,434
Accounts receivable	65,025	7,559,983	7,625,008
Prepaid expenses and consumables	69,843	537,631	607,474
Total	$6,398,869	$11,964,356	$18,363,225

Year ended September 30, 2010

	Canada	Israel	Total

Consulting fees and management fees	$-	$912,597	$912,597

Cash and cash equivalents	$30,359	$327,201	$357,560
Oil and gas licenses	-	19,356	19,356
Accounts receivable	9,754	543,471	553,225
Prepaid expenses and consumables	25,718	433,408	459,126
Property, plant and equipment	-	397,631	397,631
Total	$65,831	$1,721,067	$1,786,898

9.	Subsequent Events

	(a)	Grant of Share Options

On January 11, 2011, the Company granted 1,650,000 share options to directors and officers at an exercise price of $0.79 per common share. 12.5% of the options granted vest every six months, with the initial amount vesting on the date that is six months from the date of the grant.

	(b)	Private Placement

On February 15, 2010, the Company announced a private placement of 10,483,871 common shares at a price of CDN$0.62 per share for gross proceeds of CDN$6,500,000. Completion of the Offering is subject to final documentation and receipt of TSX Venture Exchange approval

Following the above mentioned share option grant and subject to final approval of the private placement, the Company has 100,623,872 common shares outstanding, 19,558,145 warrants outstanding and 7,309,000 share option granted to directors, officers and employees.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

9.	Subsequent events (continued)

	(c)	Gabriella Project

In January 2011, the Gabriella Project received a total of $1,270,674 from Modiin Energy LP and Brownstone Ventures, in respect of the third cash call. The Company completed a 3D seismic program in January 2011.

	(d)	Samuel License

Due to a delay in executing the 3D Seismic program, in January 2011, $1,498,918 was returned to the consortium.

(e)

In February, 2011, the bank guarantee of $940,530, included in restricted cash in the consolidated balance sheet and arising from the Company’s proportional consolidation of the Yitzhak license, was released to cash and cash equivalents following the payment to the related supplier for which the guarantee was put in place.

10.	Financial Instruments and Risk Management

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted cash	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted cash, in the amount of $9,696,309 and on accounts receivable $7,625,008. None of the Company’s accounts receivable are overdue as at December 31, 2010. The restricted cash amounts to $1,006,288 and primarily relates to a bank guarantee of $940,530, in respect of a letter of credit to a supplier.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of December 31, 2010, the Company had cash and cash equivalents of $8,690,021, restricted cash for an amount of $1,006,288 and account receivable of $7,625,008 against current accounts payable and accrued liabilities in the amount of $7,783,792.

ADIRA ENERGY LTD.
(An Exploration Stage Enterprise)
Notes to Interim Consolidated Financial Statements
For the three month periods ended December 31, 2010 and 2009
(Expressed in United States Dollars)
(Unaudited)

10.	Financial Instruments and Risk Management (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

	(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

	(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in New Israeli Shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli Shekels relative to the US dollar would not have a significant effect on the Company. During the period ended December 31, 2010 the Company has recorded an exchange rate gain of $2,793 (2009 - a loss of $16).

	(iii)	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

11.	Capital Management

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.